633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

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VIA EDGAR AND OVERNIGHT DELIVERY

Michael Moran

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Form 10-K for the year ended December 31, 2004
Filed March 16, 2005
File no. 0-32613

Dear Mr. Moran:

We are writing on behalf of Excelligence, Inc. (the “Company”) to respond to comments contained in the letter dated May 17, 2005 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-referenced filing. The numbered responses below have been provided by the Company and correspond to the numbered paragraphs of the Comment Letter. For ease of reference, we have set forth the Staff’s comments and the Company’s responses below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 1. Business

General

1.	Your retail business sells various numerous educational products through multiple distribution channels. Please disclose the amount or percentage of total revenue contributed by any class of similar products that accounted for 10% or more of total revenues in each of the three years ended December 30, 2004. Refer to Item 101(c)(1)(i) of S-K.

RESPONSE:

Thank you for your comments. The information requested for each of the three years ended December 31, 2004 is as follows:

June 13, 2005

The following classes of similar products accounted for 10% or more of the Company’s total revenues: arts and crafts products, which accounted for 31.0%, 33.0% and 32.0% of the Company’s total revenues for 2004, 2003 and 2002, respectively; furniture, which accounted for 23.0%, 18.0% and 13.0 % of the Company’s total revenues for 2004, 2003 and 2002, respectively; and SchoolWrapPacs®, which accounted for 22.0%, 26.0%, and 29.0% of the Company’s total revenues in 2004, 2003 and 2002, respectively. The Company’s arts and crafts products and furniture are sold through the Early Childhood segment, while the SchoolWrapPacs® are sold through the Elementary School segment.

In future filings, we will provide this information.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

1.	Your existing discussions of revenue comparisons generally indicate that revenues improved from new product offerings and improved sales and marketing strategies. We believe your disclosures of revenue comparisons could be enhanced by a discussion that includes the impact of pricing in tandem with a discussion of volume. For example, if increased volumes were partially offset by sales of lower priced goods, such analysis should be included to the extent material. Please revise in future filings your discussions of revenue comparisons accordingly.

RESPONSE:

Thank you for your comments. In future filings, we will include information, by segment, regarding average sales price per unit and number of units sold.

2.	You discuss the business reasons for changes in the various line items of your statements of operations. However, in circumstances where there is more than one business reason for the change, quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, you indicate that overall growth in the Early Childhood segment was achieved through new product offerings, new customer solicitation and improved sales and marketing strategies. While this information is helpful, also quantify the extent to which income was affected by each of these reasons. In future filings, whenever possible, please quantify all line item changes with more than one business reason.

RESPONSE:

Thank you for your comments. In future filings, we will, whenever possible, quantify the extent to which the overall change in the various line items of our statements of operations, including revenues, gross profit and selling, general and administrative expenses, was affected by each individual business reason discussed for such change.

June 13, 2005

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

(b) Inventories, page F-7

3.	We note you source a significant number of your products overseas. Please advise and in future filings expand the notes to your financial statements to indicate if you record your inventory when received or when it is shipped.

RESPONSE:

Thank you for your comments. The Company sources a significant number of its products from overseas. Inventory purchased from overseas constituted 25.7%, 24.5% and 21.2% of the Company’s total inventory purchased for the fiscal years ended December 31, 2004, 2003 and 2002, respectively. The Company takes title to inventory purchased from overseas at point of shipment, whereas the Company takes title to inventory purchased domestically upon receipt. In future filings, we will disclose the information as requested.

(i) Equity-Based Compensation, Page F-9

4.	Your basic and diluted-as reported EPS is disclosed as $0.10 and does not agree with the amount reported on the face of your statements of operations. Please revise in future filings or advise.

RESPONSE:

Thank you for your comment. Basic and diluted-as reported EPS of $0.22, as reported in “Item 6. Selected Consolidated Financial Data” on page 17 and on the Company’s consolidated statements of operations on page F-4, is correct. The $0.10 basic and diluted-as reported EPS disclosed in footnote (i) was a typographical error and should have been $0.22.

5.	You disclose on page F-18 that your options outstanding were 995 thousand as of December 31, 2004 and 1,147 thousand as of December 31, 2003 and that a certain number of such shares are anti-dilutive. You indicate that the number of shares you use to calculate basic and diluted EPS is the same. Please help us understand why you have not included any common stock equivalents when calculating your diluted EPS. In this regard, please reconcile the number of options outstanding to those that have been deemed anti-dilutive.

RESPONSE:

Thank you for your comments. We have undertaken a current and historical review of our calculations of basic and diluted EPS for the three years ended December 31, 2004, 2003 and 2002. Based upon that review, we have concluded that, although there is no effect on as reported net income, the computation of diluted EPS as reported was not performed correctly.

In its previous calculations, the Company added back the deferred compensation related to certain stock options (referenced in Note 13 and subject to Comment 6 below) to net income after its calculation of treasury shares, causing an anti-dilutive effect on EPS. In accordance with paragraph 21 of Statement of Accounting Standards No. 128, Earnings Per Share, the amount of compensation costs attributed to future services and not yet recognized is included as net proceeds in the treasury shares calculation; however, there is no provision for adding back recognized deferred compensation to net income. The Company had consistently applied its calculation across all years, resulting in an overstatement of diluted EPS in 2004 and 2003. This miscalculation had no impact on previously reported basic EPS. The following table summarizes the “as reported” numbers and diluted EPS utilizing the correct methodology:

	Diluted EPS		Weighted Average Shares Used in Diluted EPS (000’s)
	As Previously Reported	As Corrected	As Previously Reported	As Corrected
Q1 2002	$(0.35)	$(0.35)	8,364	8,364
Q2 2002	$0.05	$0.05	8,425	8,364
Q3 2002	$0.71	$0.71	8,560	8,367
Q4 2002	$(0.12)	$(0.12)	8,372	8,372

2002	$0.29	$0.29	8,372	8,372

Q1 2003	$(0.14)	$(0.14)	8,471	8,471
Q2 2003	$0.04	$0.04	8,525	8,629
Q3 2003	$0.92	$0.88	8,546	8,952
Q4 2003	$0.09	$0.09	8,536	9,093

2003	$0.89	$0.87	8,536	9,020

Q1 2004	$(0.11)	$(0.11)	8,688	8,688
Q2 2004	$0.02	$0.02	8,767	9,179
Q3 2004	$0.46	$0.44	8,805	9,148
Q4 2004	$(0.15)	$(0.15)	8,777	8,838

2004	$0.22	$0.21	8,777	9,172

As an initial step in assessing materiality of the Company’s overstatement of diluted EPS of $0.01 and $0.02 in 2004 and 2003, respectively, we noted that the quantitative deviation of 2.8% and 4.5%, respectively, would be unlikely to have a material effect on the Company’s financial statements. In accordance with the guidelines set forth in SAB 99, the Company also undertook a review of qualitative factors to determine whether a reasonable person relying on the Company’s financial statements would be influenced by the correction of diluted EPS. Based upon that review, we have determined the following:

•	the misstatement was the result of an error in calculation;
•	the misstatement does not affect the Company’s presentation of any other financial statement line items, does not affect reported net income, and does not materially affect the financial statements taken as a whole;
•	the error was consistently applied in all quarters and years, and was not the result of any attempt on the part of management to “manage” the Company’s earnings;
•	the misstatement does not mask a change or trend in the Company’s earnings or misstate the profitability of the Company as a whole or either of its two segments individually;
•	the misstatement does not hide a failure to meet analysts’ expectations for the Company, nor does it effect the Company’s compliance with regulatory requirements;
•	the misstatement does not affect the Company’s compliance with the covenants under its credit facility with Bank of America, N.A.;
•	the misstatement does not involve concealment of any unlawful transaction; and
•	the misstatement would be unlikely to result in any significant positive or negative reaction in the marketplace for the Company’s stock.

In light of the foregoing, we have concluded that the Company’s overstatement of diluted EPS for 2004 and 2003 was immaterial. In future filings, we will correctly calculate diluted EPS, and disclose the effect of the miscalculations in 2004 and 2003.

June 13, 2005

Note 13. Employee Benefits, page F-17

6.	We note that you have recorded deferred compensation on your consolidated balance sheets and amortize a portion of such amounts to your statements of operations. Please tell us and disclose in future filings who received these awards, provide a description of the awards granted, and indicate the vesting period and any contingencies to be satisfied prior to issuance of such securities.

RESPONSE:

Thank you for your comments. The following information, as disclosed in Amendment No. 3 to the Company’s Registration Statement on Form S-4 filed with the Commission on March 12, 2001 (File No. 333-53454), has been updated for 2004:

On April 30, 2001, Earlychildhood LLC, a California limited liability company (“Earlychildhood”), and SmarterKids.com, Inc., a Delaware corporation (“SmarterKids.com”), combined (the “Combination”) pursuant to a Contribution Agreement and Plan of Reorganization and Merger (as amended, the “Combination Agreement”). The Combination Agreement provided for (i) the holders of all of Earlychildhood’s outstanding membership interests to contribute their entire ownership interest in Earlychildhood in exchange for Excelligence common stock and (ii) S-E Educational Merger Corp., a wholly-owned subsidiary of Excelligence, to be merged with and into SmarterKids.com and the outstanding shares of SmarterKids.com to be converted into shares of common stock of Excelligence. In addition, the Combination Agreement provided for holders of options to purchase Earlychildhood membership interests to have their options exchanged for options to purchase Excelligence common stock, holders of options to purchase SmarterKids.com common stock to have their options converted into options to purchase Excelligence common stock and holders of warrants to purchase SmarterKids.com common stock to have their warrants cancelled.

June 13, 2005

Earlychildhood had recorded deferred compensation of $2.8 million as of December 31, 2000, representing the difference between the exercise price of the outstanding options to purchase membership interests in Earlychildhood and the implied fair value of the related Earlychildhood membership interests at the date of grant. The implied fair value was calculated based upon the assumed exchange for shares of the Company in conjunction with the proposed Combination. Such implied fair value was based upon the fair market value of SmarterKids.com at the announcement date of the proposed Combination. The deferred compensation reflected in membership interests was amortized over five years, representing the period over which the repurchase provisions ratably lapse. Of the total deferred compensation amount, $2.4 million has been amortized by the Company at December 31, 2004.

Options issued under Earlychildhood’s 2000 Management Equity Incentive Option Plan were to become exercisable at a rate of 33.3% per year on the anniversary date of grant and were to expire ten years from the date of grant. The membership interests which were to be acquired by virtue of exercise of the options were subject to repurchase by the Company at cost in the event of employee termination for any reason other than for cause. Such repurchase provisions were to lapse at an annual rate of 20.0% each year, measured from the grant date.

In future filings, we will disclose the information as requested.

*    *    *    *    *    *    *

As requested by the Staff, the Company confirms the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 13, 2005

We are filing this letter via EDGAR and arranging to have courtesy copies of this letter delivered to you and to John Cannarella. If you have any questions or comments regarding our response to the Comment Letter, please do not hesitate to contact me at (213) 891-8650 or Jeffrey Kateman at (213) 891-8705.

Very truly yours,

/s/ Colin Morris
Colin Morris
of LATHAM & WATKINS LLP

Enclosure

cc:	John Cannarella
Ronald Elliot
Diane Kayser
Vikas Arora
Jeffrey Kateman